LiquidPiston, Inc.
Financial Statements
September 30, 2023, December 31, 2022 and 2021

LiquidPiston, Inc.
Table of Contents

Bennett & Company, PC
Certified Public Accountants

34 Jerome Avenue
Bloomfield, CT 06002
(860) 243-3333
Fax: 726-1111

INDEPENDENT AUDITORS' REPORT

January 4, 2024

The Stockholders and Board of Directors
Liquid Piston, Inc.
Bloomfield, Connecticut

We have audited the accompanying financial statements of Liquid Piston, Inc. (a Connecticut corporation), which comprise the balance sheets as of September 30, 2023, December 31, 2022, and 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the nine months ended September 30, 2023, and years ended December 31, 2022, and 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liquid Piston, Inc. as of September 30, 2023, December 31, 2022, and 2021, and the results of its operations and its cash flows for the nine months ended September 30, 2023 and years ended December 31, 2022 and 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Liquid Piston, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Liquid Piston's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

[signature] PC

Certified Public Accountants


LiquidPiston, Inc.
Balance Sheets
As of September 30, 2023, December 31, 2022 and 2021


ASSETS

		2023		2022		2021
Current Assets						
Cash and Equivalents	$	14,424,557	$	13,248,306	$	8,015,115
Restricted Cash		770,950		-		168,216
Accounts Receivable		1,226,610		-		110,000
Deferred Charges and Costs		2,341,821		489,216		2,732,686
Prepaid Expenses		88,962		270,833		143,830
Total Current Assets		18,852,900		14,008,355		11,169,847
Property and Equipment, Net of Accumulated Depreciation		697,274		735,262		46,223
Other Assets						
Deposits		7,933		7,933		2,000
Patents, Less Accumulated Amortization		1,170,793		997,735		874,790
Total Other Assets		1,178,726		1,005,668		876,790
TOTAL ASSETS	$	20,728,900	$	15,749,285	$	12,092,860

LIABILITIES AND STOCKHOLDERS' EQUITY

		2023		2022		2021
Current Liabilities						
Accounts Payable	$	187,102	$	151,762	$	156,126
Notes Payable, Current Portion of Long Term Debt		3,510		3,155		287,070
Current Portion of Lease Liability		90,196		86,104		-
Deferred Revenue		1,038,469		1,815,244		449,900
Accrued Taxes and Expenses		19,757		25,722		40,186
Total Current Liabilities		1,339,034		2,081,987		933,282
Long Term Liabilities						
Notes Payable, Net of Current Portion		145,340		147,791		151,205
Lease Liability, Net of Current Portion		223,657		292,054		-
Total Long Term Liabilities		368,997		439,845		151,205
Total Liabilities		1,708,031		2,521,832		1,084,487
Stockholders' Equity						
Common Stock						
$0.00001 par value per share; 25,000,000 shares authorized and 17,715,054, 16,555,994 and 16,549,178 issued and outstanding at September 30, 2023, December 31, 2022 and 2021 respectively.		227		214		164
Series Seed-1 Preferred Stock						
$0.0001 par value per share; 200,000 shares authorized; 82,258 issued and outstanding at September 30, 2023 and December 31, 2022, 87,752 shares issed and outstanding as of December 31, 2021.		1,063,591		1,063,591		1,063,591
Additional Paid-In-Capital		41,542,546		36,842,570		35,951,449
Accumulated Deficit		(23,585,495)		(24,678,922)		(26,006,831)
Total Stockholders' Equity		19,020,869		13,227,453		11,008,373
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	20,728,900	$	15,749,285	$	12,092,860


LiquidPiston, Inc.
Statements of Operations
For the Nine Months Ended September 30 2023 and the Years Ended December 31, 2022 and 2021


		2023		2022		2021
Revenue	$	8,170,177	$	6,682,426	$	2,604,033
Cost of Revenue		3,948,517		3,300,040		1,608,633
Gross Profit		4,221,660		3,382,386		995,400
Operating Expenses						
Research and Development		2,103,623		1,252,546		1,397,016
General and Administrative		1,456,147		1,761,443		1,410,691
Total Operating Expenses		3,559,770		3,013,990		2,807,708
Profit from Operations		661,890		368,396		(1,812,308)
Other Income (Expense)						
Interest and Other Income		435,760		155,301		577
PPP Loan Forgiveness		-		284,279		-
Grant Income		-		5,000		-
Employee Retention Credits		-		520,995		-
Interest Expense		(4,223)		(6,063)		(6,647)
Total Other Income (Expense)		431,537		959,512		(6,070)
Net Income	$	1,093,427	$	1,327,908	$	(1,818,378)
Net Income Per Common Share - Basic and Diluted	$	0.06	$	0.08	$	(0.11)
Weighted Average number of Common Shares Outstanding		17,254,365		16,593,265		16,458,450

LiquidPiston, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
For the Nine Months Ended September 30, 2023 and the Years Ended December 31, 2022 and 2021

	Common Stock		Series Seed-1 Preferred		Additional	Retained		Available
	Shares Issued	**Total**	**Shares Issued**	**Total**	**Paid -In Capital**	**Earnings**	**Net Equity**	**Options and RSU**
Balance 12/31/2020	1,476,770	$ 147	88,105	$ 1,063,591	$ 29,887,200	$ (24,188,453)	$ 6,762,487	27,309
Period Ending 12/31/2021								
Options Forfeited								16,813
Options Issued								(33,200)
Increase in Pool								70,000
Conversion	353	-	(353)	-				
Options Exercised	6,392	1			5,446		5,447	
Stock Compensation					30,321		30,321	
Common Stock Offering	155,548	16			7,985,688		7,985,704	
Issuance Cost					(1,957,206)		(1,957,206)	
Share Adjustment	(327)							
Net Loss						(1,818,378)	(1,818,378)	
Balance 12/31/2021	1,638,736	164	87,752	1,063,591	35,951,449	(26,006,831)	11,008,375	80,922
Period Ending 12/31/2022								
Adjustment for 10:1 Split	14,748,624	-						728,298
Options and RSU's Issued								(33,000)
Options Forfeited								36,290
Conversion	54,940	-	(5,494)	-				
Options Exercised	47,700	33			2,987		3,020	
Stock Compensation					19,934		19,934	
Common Stock Offering	139,160	17			1,234,731		1,234,748	
Issuance Cost					(366,533)		(366,533)	
Net Profit						1,327,909	1,327,909	
Balance 12/31/2022	16,629,160	214	82,258	$ 1,063,591	$ 36,842,568	$ (24,678,922)	$ 13,227,453	812,510
Options and RSUs Issued								(235,000)
Options and RSUs Exercised	16,750	2			1,932		1,934	
Stock Compensation					166,366		166,366	
Common Stock Offering	1,069,144	11			10,396,274		10,396,285	
Issuance Cost					(5,864,594)		(5,864,594)	
Net Profit						1,093,427	1,093,427	
Balance 9/30/2023	17,715,054	227	$ 82,258	$ 1,063,591	$ 41,542,546	$ (23,585,495)	$ 19,020,869	577,510

LiquidPiston, Inc.
Statements of Cash Flows
For the Nine Months Ended September 30, 2023 and the Year Ended December 31, 2022 and 2021:

	2023	2022	2021
Operating Activities			
Net Income (Loss)	$ 1,093,427	$ 1,327,909	$ (1,818,378)
Adjustments to reconcile net income (Loss)			
to net cash (used) provided by operations:			
Stock Compensation	166,366	19,934	30,321
PPP Forgiveness	-	(284,279)	-
Lease Expense	86,108	42,008	-
Unrealized Gain on Securities	-	(31,179)	-
Depreciation and Amortization	119,632	108,395	65,923
Changes in Current Assets and Liabilities			
Accounts Receivable	(1,226,610)	110,000	(1,419)
Deferred Charges	(1,852,605)	2,243,470	(2,732,686)
Prepaid Expenses and Other	190,692	(132,936)	(91,333)
Deferred Revenue	(776,775)	1,365,344	449,900
Accounts Payable, Accrued Expenses and Other	20,724	(18,828)	53,636
Net Cash (Used) Provided by Operating Activities	(2,179,041)	4,749,838	(4,044,036)
Investing Activities			
Purchase of Intangible Assets	(221,881)	(181,460)	(125,548)
Purchase of Property and Equipment	(118,839)	(360,847)	(24,227)
Net Cash Used by Investing Activities	(340,720)	(542,307)	(149,775)
Financing Activities			
Proceeds from the Sale of Stock	4,533,623	902,413	6,033,943
Proceeds from PPP Loan	-	-	284,279
Repayment of Lease Liability	(64,305)	(41,922)	-
Repayments on SBA EIDL Loan	(2,356)	(3,047)	-
Net Cash Provided by Financing Activities	4,466,962	857,444	6,318,222
Net Change in Cash	1,947,201	5,064,975	2,124,411
Cash and Equivalents - Beginning of Period	13,248,306	8,183,331	6,058,920
Cash and Equivalents - End of Period	$ 15,195,507	$ 13,248,306	$ 8,183,331

LiquidPiston, Inc.
Notes to Financial Statements
For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

1. Nature of Organization and Operations

LiquidPiston, Inc. ("LiquidPiston" or the "Company") was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $41,543,000 in net proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger ("Merger Agreement"), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company's Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company's 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders' of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology-oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders' investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception through December 31, 2021. For the year ended December 31, 2022, and nine months ended September 30, 2023, the Company showed its first sustained profits. The Company's current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations to be near breakeven for the next several years. The Company might need to raise additional funds to further advance its research and development programs, commence additional development projects and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB"). As more fully described in Note 13, the Company with consent of the Board of Directors, changed its fiscal year end from December 31 to September 30.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company's cash and cash equivalents balances.

Major customers – approximately 99% of the revenue earned in the nine months ended September 30, 2023, was the result of contracts with the United States Army and the United States Air Force.

2. Summary of Significant Accounting Policies (continued)

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. The entirety of our revenues is generated from long-term contracts with the U.S. Government for the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company provides its products and services under fixed-price contracts.

Under fixed-price contracts, The Company agrees to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit or could incur a loss.

The Company evaluates the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The products and services in our contracts are typically not distinct from one another due to their complex relationships and the significant contract management functions required to perform under the contract. Accordingly, our contracts are typically accounted for as one performance obligation. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in a given period.

At the inception of a contract, The Company estimates the transaction price based on its current rights and does not contemplate future modifications (including unexercised options) or follow-on contracts until they become legally enforceable. Contracts are often subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, modifications to our contracts are not distinct from the existing contract due to the significant integration and interrelated tasks provided in the context of the contract. Therefore, such modifications are accounted for as if they were part of the existing contract and recognized as a cumulative adjustment to revenue.

2. Summary of Significant Accounting Policies (continued)

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). Our contracts with the U.S. Government are subject to the Federal Acquisition Regulations (FAR) and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in our contracts with the U.S. Government are typically equal to the selling price stated in the contract.

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the products and services. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms and whether there is an alternative future use of the product or service. Substantially all of our revenue is recognized over time as the Company performs under the contract because control of the work in process transfers continuously to the customer. For most contracts with the U.S. Government, this continuous transfer of control of the work in process to the customer is supported by clauses in the contract that give the customer ownership of work in process and allow the customer to unilaterally terminate the contract for convenience and pay the Company for costs incurred plus a reasonable profit. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using the percentage-of-completion cost-to-cost measure of progress for our contracts because it best depicts the transfer of control to the customer as the Company incurs costs on its contracts. Under the percentage-of-completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For performance obligations to provide services to the customer, revenue is recognized over time based on costs incurred or the right to invoice method (in situations where the value transferred matches our billing rights) as our customer receives and consumes the benefits.

For performance obligations in which control does not continuously transfer to the customer, the Company recognizes revenue at the point in time in which each performance obligation is fully satisfied. This coincides with the point in time the customer obtains control of the product or service, which typically occurs upon customer acceptance or receipt of the product or service, given that we maintain control of the product or service until that point.

For arrangements with the U.S. Government, the Company generally does not begin work on contracts until funding is appropriated by the customer. Billing timetables and payment terms on our contracts vary based on a number of factors, including the contract type. Typical payment terms under fixed-price contracts with the U.S. Government provide that the customer pays either performance-based payment (PBPs) based on the achievement of contract milestones or progress payments based on a percentage of costs the Company incurs. The Company recognizes a liability for payments in excess of revenue recognized, which is presented as a contract liability on the balance sheet, we recognize an asset for revenues recognized in excess of billings as a contract asset on the balance sheet. The portion of payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer from our failure to adequately complete some or all of the obligations under the contract. Payments received from customers in advance of revenue recognition are

2. Summary of Significant Accounting Policies (continued)

not considered to be significant financing components because they are used to meet working capital demands that can be higher in the early stages of a contract.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the nine months ended September 30, 2023, and years ended December 31, 2022 and 2021 were $147,026, $149,985 and $160,670 respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company's ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 8 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of September 30, 2023, December 31, 2022, and 2021, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company's stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using an average of the First Chicago option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends, and the Regulation

2. Summary of Significant Accounting Policies (continued)

A offering. The fair value of restricted stock awards is determined based on the Company's estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company's common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

2. Summary of Significant Accounting Policies (continued)

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

- Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

- Level 3 – Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in the nine months ended September 30, 2023. The assets of the Company measured at fair value on a recurring basis as of September 30, 2023, and December 31, 2022 and 2021 are summarized below:

Fair Value Measurements Using

	Level 1	*Level 2*	*Level 3*	*Total*
September 30, 2023 Assets:				
Cash and Cash Equivalents	$ 15,195,507	-	-	$ 15,195,507
Total Assets	$ 15,195,507	-	-	$ 15,195,507
December 31, 2022 Assets:				
Cash and Cash Equivalents	$ 13,248,306	-	-	$ 13,248,306
Total Assets	$ 13,248,306	-	-	$ 13,248,306
December 31, 2021 Assets:				
Cash and Cash Equivalents	$ 8,183,331	-	-	$ 8,183,331
Total Assets	$ 8,183,331	-	-	$ 8,183,331

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

- Computer and office equipment 5-7 years

- Machinery 5-7 years

- Leasehold improvements 15 years

2. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset's carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Leases

The Company leases two buildings. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

2. Summary of Significant Accounting Policies (continued)

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices.

None of our lease agreements contain any material residual value guarantees. Our building lease agreements do not include covenants that require us to maintain certain ratios relating to interest coverage and percentage of total debt to equity.

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," ("ASU 2018-07") to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company's adoption of ASU 2014-09. The Company adopted ASU 2018-07 during the year ended December 31, 2020, with no material impact to the Company's financial statements. In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework (Topic 820)" ("ASU 2018-13"). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during the year ended December 31, 2020, with no material impact to the Company's financial statements.

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes (Topic 740)" ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for Income Taxes. The updated guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. See the prior discussion on income taxes.

In August 2020, the FASB issued ASU 2020-06, "Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. The updated guidance is effective for fiscal years beginning after December 15, 2020. The company has adopted ASU 2020-06 as of January 1, 2021.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230) – Restricted Cash. The update guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted the standard in June of 2021. As such, restricted cash is separately stated on the balance sheet, but in the statement of cash flows, it is included in the beginning and ending totals of cash and cash equivalents.

Restricted Cash

Restricted cash as of September 30, 2023 consists of $770,950 held for the potential repurchase of Company stock, per the 2022 Regulation A Offering, as indicated in the corresponding Offering Circular. As of December 31, 2022 and 2021 respectively, the Company had $0, and $168,216 in restricted cash set aside for payment to shareholders who sold their shares in the Regulation A offerings.

2. Property and Equipment

Property and equipment consist of the following as of:

	September 30, 2023	December 31, 2022	December 31, 2021
Computer and Office Equipment	$ 127,383	$ 127,383	$ 137,723
Machinery	1,193,710	1,074,871	703,684
Right of Use Asset	420,080	420,080	0
Leasehold Improvements	4,329	4,329	4,329
Total Property and Equipment	$ 1,745,502	$1,662,663	$ 845,736
Accumulated Depreciation	(1,048,228)	(891,401)	(799,513)
Property and Equipment, Net	$ 697,274	$ 735,262	$ 46,223

3. Long Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration ("SBA") loan under the Paycheck Protection Program ("PPP") in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 24, 2021. On January 25, 2021, LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The Company received full forgiveness as of May 17, 2022.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration ("SBA") for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2024	$	3,510
2025	$	3,370
2026	$	3,498
2027	$	3,631
2028	$	3,770
Thereafter	$	131,071
	$	148,850

5. Common Stock

The Company had 25,000,000 shares of authorized Common Stock as of September 30, 2023, par value $0.00001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of September 30, 2023, December 31, 2022 and December 31, 2021 8,341,059, 5,545,510 and 334,006, respectively, shares of Common Stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company's assets.

6. Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of September 30, 2023, December 31, 2022 and December 31, 2021.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors.

Liquidation, dissolution or winding up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

6. Series Seed-1 Preferred Stock (continued)

Conversion

Each share of Series Seed-1 Preferred Stock is convertible in a 10:1 ratio, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

7. Stock-Based Compensation

In 2016, the Company's Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the "2016 Plan"). The 2016 Plan provides for the issuance of incentive awards up to 2,000,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options granted before the March 2022 split, will receive 10 shares of Common Stock for each stock option.

Stock Options and Restricted Stock Units

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee's or consultant's continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the nine months ended September 30, 2023, 0 option awards were granted. During the nine months ended September 30, 2023, 235,000 restricted stock units were granted. On September 30, 2022, 557,510 shares were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $166,366 for the nine months ended September 30, 2023.

During the years ended December 31, 2022, and 2021, 0 and 25,000 option awards were granted, respectively. During the years ended December 31, 2022, and 2021, 33,000 and 8,200 restricted stock units, respectively, were granted. On December 31, 2022, and 2021, 812,510 and 809,220 shares, respectively, were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $30,321 and $5,053 for the years ended December 31, 2022, and 2021, respectively.

The following table summarizes the stock option and Restricted Stock Unit activity during the years:

Balance December 31, 2020	27,309
Options and RSUs issued	(33,200)
Options forfeited	16,813
Increase in pool	70,000
Balance December 31, 2021	80,922
Adjustment for 10:1 Split	728,298
RSUs issued	(33,000)
Options forfeited	36,290
Balance December 31, 2022	812,510
Options and RSUs Issued	(235,000)
Balance September 30, 2023	577,510

8. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company's net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods and years ended September 30, 2023, December 31, 2022 and December 31, 2021.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on December 31, 2022, and 2021 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report, the Company's 2023 Federal and State income tax returns have not been prepared. However, on December 31, 2022, the Company has approximately $22,055,120 of federal NOL carryforwards. As of December 31, 2022, the Company has generated approximately $1,069,651 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $285,956 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company's formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company's ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company's NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company's research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company's research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

8. Income Taxes (continued)

As of September 30, 2023, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company's statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

9. Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $6,050 with annual escalations. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

Year ended September 30:

2024	$ 90,196
2025	92,450
2026	94,760
2027	36,447
2028	0
Total	$313,853

From time to time, the Company may be exposed to litigation relating to products and operations. An ex-employee has brought a wrongful termination suit against the Company. Federal court has rejected the case however the state level is still unknown. The Company and its attorneys believe that the maximum exposure is $15,000.

10. Equity Issuances

During the year ended December 31, 2021, as part of a stock offering, the Company issued 155,548 shares for total gross proceeds of $7,985,704.

In March 2022, the Company authorized a split of its Common Stock shares in proportion 10:1. The 2021 weighted average number of common shares outstanding has been recalculated to reflect the affects of the 10:1 stock split.

For the year ended December 31, 2022, employees of the Company exercised stock options and the Company issued 47,700 shares (recalculated) for total proceeds of $3,020. Additionally, during 2022, as part of a stock offering, the Company issued 139,160 (recalculated) shares of its common stock and received proceeds before issuance costs of $1,234,748.

10.   Equity Issuances (Continued)

For the nine months ended September 30, 2023, employees of the Company exercised stock options and the Company issued 16,750 shares for total proceeds of $1,934. Additionally, during 2023, as part of a stock offering, the Company issued 1,069,144 shares of its common stock and received proceeds before issuance costs of $10,396,274. Under the Regulation A offering, investors purchasing shares of stock have 90 days to reverse the decision to purchase stock in the Company. The Company's transfer agent withholds 6% of the gross proceeds from the sale of shares and holds that in an escrow account which is used to refund investors. As of September 30, 2023, funds held in escrow by the transfer agent were $145,300.

11.   Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information:

	September 30, 2023	December 31, 2022	December 31, 2021
Interest paid	$ 4,223	$ 6,063	$ 4,061
Income taxes paid	$ 48,284	$ 0	$ 0
Non-cash financing transactions:			
Stock compensation issuance of stock	$ 166,366	$ 19,934	$ 30,321

12.   Leasing Arrangements

The company leases office and manufacturing space. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

12.   Leasing Arrangements (continued)

Lease	Classification	2023	2022	2021
Assets				
Finance	Buildings	$378,158	$378,158	$ 0
Liabilities				
Current	Current portion of lease liabilities	90,196	86,104	0
Noncurrent				
Operating	Long term portion of lease liabilities	223,657	292,053	0

Finance lease assets are recorded net of accumulated amortization of $128,115, $42,008 and $0 as of September 30, 2023, December 31, 2022 and 2021, respectively.

Lease Cost	Classification	2023	2022	2021
Finance				
Asset amortization	Depreciation and Amortization	$ 86,108	$ 42,008	$ 0
Interest on liability	Net interest expense	$ 8,865	$ 7,961	$ 0
Net lease cost		$ 94,973	$ 49,883	$ 0

13.   Change in Fiscal Year End Unaudited September 30, 2022 Financial Statements

The Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of Defense, United States Army, and United States Airforce. Presented below are the unaudited Financial Statements as of and for the nine months ended September 30, 2022.

13. Change in Fiscal Year End Unaudited September 30, 2022 Financial Statements (continued)

LiquidPiston, Inc. Balance Sheet (unaudited) As of September 30, 2022			LiquidPiston, Inc. Statement of Operations (unaudited) For the Nine Months Ended September 30 2022		
ASSETS			Revenue	$	5,033,368
Current Assets			Cost of Revenue		2,485,476
Cash and Equivalents	$	10,329,865	Gross Profit		2,547,892
Accounts Receivable		217,573	**Operating Expenses**		
Deferred Charges and Costs		540,537	Research and Development		672,837
Prepaid Expenses		183,938	General and Administrative		1,270,353
Total Current Assets		11,271,913	**Total Operating Expenses**		1,943,190
Property and Equipment, Net of Accumulated Depreciation		378,014	Interest Expense		(5,140)
			Total Other Income (Expense)		303,462
Other Assets					
Deposits		2,000	**Net Income**	$	908,164
Patents, Less Accumulated Amortization		914,432			
Total Other Assets		916,432	Deficit - End of Period	$	(25,098,667)
TOTAL ASSETS	$	**12,566,359**	Net Income Per Common Share - Basic and Diluted	$	0.06
LIABILITIES AND STOCKHOLDERS' DEFICIT					
			Weighted Average number of Common Shares Outstanding		16,390,630
Current Liabilities					
Accounts Payable	$	210,381			
Notes Payable, Current Portion of Long Term Debt		5,526			
Deferred Revenue		449,900			
Accrued Taxes and Expenses		18,422			
Total Current Liabilities		684,229			
Long Term Liabilities					
Notes Payable		146,194			
Total Liabilities		830,423			
Stockholders' Equity					
Common Stock					
$0.00001 par value per share; 25,000,000 shares authorized and 16,390,630 issued and outstanding at September 30, 2022.		164			
Series Seed-1 Preferred Stock					
$0.0001 par value per share; 200,000 shares authorized; 87,752 shares issued and outstanding at September 30, 2022.		1,063,591			
Additional Paid-In-Capital		35,770,848			
Accumulated Deficit		(25,098,667)			
Total Stockholders' Equity		11,735,936			
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**12,566,359**			

LiquidPiston, Inc.
Statements of Changes in Stockholders' Equity (unaudited)

	Common Stock		Series Seed-1 Preferred		Additional	Retained			Available
	Shares Issued	Total	Shares Issued	Total	Paid-In Capital	Earnings		Net Equity	Options and RSU
Balance 12/31/2021	16,390,630	164	87,752 $	1,063,591	$ 35,951,449	$ (26,006,831)	$	11,008,373	809,220
Adjustment for 10:1 Split		-							
Options and RSUs Issued									(4,300)
Net Profit						908,164		908,164	
Balance 9/30/2022	16,390,630	164	$ 87,752 $	1,063,591	$ 35,951,449	$ (25,098,667)	$	11,916,537	804,920

13. Change in Fiscal Year End Unaudited September 30, 2022 Financial Statements (continued)

LiquidPiston, Inc.
Statement of Cash Flows (unaudited)
For the Nine Months Ended September 30:

			Investing Activities		
			Purchase of Intangible Assets		(83,528)
Operating Activities			Purchase of Property and Equipment		(360,847)
Net Income (Loss)	$	908,164			
Adjustments to reconcile net income			**Net Cash Used by Investing Activities**		(444,375)
to net cash provided by operations:					
PPP Forgiveness		(284,279)	Issuance Costs		(180,601)
Depreciation and Amortization		72,943	Repayments on SBA EIDL Loan		(2,276)
Changes in Current Assets and Liabilities					
Accounts Receivable		(107,573)	**Net Cash Provided by Financing Activities**		(182,877)
Deferred Charges		2,192,149			
Prepaid Expenses and Other		(40,108)	**Net Change in Cash**		2,146,534
Accounts Payable, Accrued Expenses and Other		32,490	**Cash and Equivalents - Beginning of Period**		8,183,331
Net Cash Used by Operating Activities		2,773,786	**Cash and Equivalents - End of Period**	$	10,329,865

14. Subsequent Events

The Company has evaluated subsequent events through January 4, 2024, the date on which the financial statements were available to be issued. Between September 30, 2023 and January 4, 2024 the Company sold an additional 1,022,246 shares in its Reg A offering and collected $11,235,087 in gross proceeds. and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the period ended September 30, 2023.